GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary
2. Factor Summary
3. Components Information *(Not Applicable)*
4. Interest Summary
5. Other Income Detail *(Not Applicable)*
6. Interest Shortfalls, Compensation and Expenses
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*
8. Collateral Summary
9. Repurchase Information
10. Loan Status Report (Delinquencies)
11. Deal Delinquencies (30 Day Buckets)
12. Loss Mitigation and Servicing Modifications
13. Losses and Recoveries
14. Credit Enhancement Report *(Not Applicable)*
15. Distribution Percentages
16. Overcollateralization Summary *(Not Applicable)*
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*
18. Performance Tests
19. Lender Paid Mortgage Insurance *(Not Applicable)*
20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2006-QS1
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	01/30/2006
First Distribution Date:	02/25/2006
Determination Date:	10/23/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Variable Book Entry:	10/24/2006
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508
Pool(s) :	40260

GMAC RFC

Residential Accredit Loans Inc, 2006-QS1
October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	5,936,008.53	5.75000000	101,996.95	28,443.37	130,440.32	0.00	0.00	0.00	5,834,011.58
A-3	761118SB5	108,134,000.00	94,743,076.88	5.75000000	1,627,946.50	453,977.24	2,081,923.74	0.00	0.00	0.00	93,115,130.38
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	73,952,194.45	6.23999998	3,159,664.64	384,551.41	3,544,216.05	0.00	0.00	0.00	70,792,529.81
A-6	761118SE9	11,343,992.00	9,645,938.11	1.99333147	412,130.16	16,022.96	428,153.12	0.00	0.00	0.00	9,233,807.95
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	38,149,603.00	5.68000008	883,623.05	180,574.79	1,064,197.84	0.00	0.00	0.00	37,265,979.95
A-9	761118SH2	42,974,000.00 [1]	38,149,603.00 [1]	1.81999996	0.00	57,860.23	57,860.23	0.00	0.00	0.00	37,265,979.95 [1]
A-P	761118SJ8	2,784,564.75	2,652,357.53	0.00000000	4,116.06	0.00	4,116.06	0.00	0.00	0.00	2,648,241.47
A-V	761118SK5	323,843,583.63 [1]	289,837,348.95 [1]	0.46558948	0.00	112,454.35	112,454.35	0.00	0.00	0.00	283,634,612.10 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,471,913.42	6.00000000	6,895.12	52,359.57	59,254.69	0.00	0.00	0.00	10,465,018.30
M-2	761118SP4	3,238,400.00	3,221,912.92	6.00000000	2,121.44	16,109.56	18,231.00	0.00	0.00	0.00	3,219,791.48
M-3	761118SQ2	2,428,800.00	2,416,434.69	6.00000000	1,591.08	12,082.17	13,673.25	0.00	0.00	0.00	2,414,843.61
B-1	761118SR0	1,619,200.00	1,610,956.46	6.00000000	1,060.72	8,054.78	9,115.50	0.00	0.00	0.00	1,609,895.74
B-2	761118SS8	1,295,400.00	1,288,804.96	6.00000000	848.60	6,444.02	7,292.62	0.00	0.00	0.00	1,287,956.36
B-3	761118ST6	1,133,518.88	1,127,748.00	6.00000000	742.55	5,638.74	6,381.29	0.00	0.00	0.00	1,127,005.45
Deal Totals		**323,843,583.63**	**289,837,348.95**		**6,202,736.87**	**1,548,379.27**	**7,751,116.14**	**0.00**	**0.00**	**0.00**	**283,634,612.08**

[1].Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	876.16362066	15.05490037	4.19828339	19.25318376	0.00000000	0.00000000	861.10872030
A-3	761118SB5	876.16361995	15.05489948	4.19828398	19.25318346	0.00000000	0.00000000	861.10872048
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	850.31249235	36.33025815	4.42162495	40.75188310	0.00000000	0.00000000	813.98223420
A-6	761118SE9	850.31249229	36.33025834	1.41246221	37.74272055	0.00000000	0.00000000	813.98223394
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	887.73684088	20.56180598	4.20195444	24.76376041	0.00000000	0.00000000	867.17503490
A-9	761118SH2	887.73684088	0.00000000	1.34640085	1.34640085	0.00000000	0.00000000	867.17503490
A-P	761118SJ8	952.52140572	1.47816997	0.00000000	1.47816997	0.00000000	0.00000000	951.04323575
A-V	761118SK5	894.99179110	0.00000000	0.34724897	0.34724897	0.00000000	0.00000000	875.83829490
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	994.90888034	0.65508717	4.97454468	5.62963185	0.00000000	0.00000000	994.25379317
M-2	761118SP4	994.90888093	0.65508893	4.97454298	5.62963192	0.00000000	0.00000000	994.25379200
M-3	761118SQ2	994.90888093	0.65508893	4.97454298	5.62963192	0.00000000	0.00000000	994.25379200
B-1	761118SR0	994.90888093	0.65508893	4.97454298	5.62963192	0.00000000	0.00000000	994.25379200
B-2	761118SS8	994.90887757	0.65508723	4.97454068	5.62962791	0.00000000	0.00000000	994.25379034
B-3	761118ST6	994.90888056	0.65508393	4.97454440	5.62962833	0.00000000	0.00000000	994.25379664

Deal Factor :	87.58382949%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

October 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	09/01/2006	09/30/2006	30/360	5,936,008.53	5.75000000	28,443.37	0.00	0.00	0.00	0.00	28,443.37	0.00
A-3	09/01/2006	09/30/2006	30/360	94,743,076.88	5.75000000	453,977.24	0.00	0.00	0.00	0.00	453,977.24	0.00
A-4	09/01/2006	09/30/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	09/25/2006	10/24/2006	30/360	73,952,194.45	6.23999998	384,551.41	0.00	0.00	0.00	0.00	384,551.41	0.00
A-6	09/25/2006	10/24/2006	30/360	9,645,938.11	1.99333147	16,022.96	0.00	0.00	0.00	0.00	16,022.96	0.00
A-7	09/01/2006	09/30/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	09/25/2006	10/24/2006	30/360	38,149,603.00	5.68000008	180,574.79	0.00	0.00	0.00	0.00	180,574.79	0.00
A-9	09/25/2006	10/24/2006	30/360	38,149,603.00 [1]	1.81999996	57,860.23	0.00	0.00	0.00	0.00	57,860.23	0.00
A-V	09/01/2006	09/30/2006	30/360	289,837,348.95 [1]	0.46558948	112,454.35	0.00	0.00	0.00	0.00	112,454.35	0.00
M-1	09/01/2006	09/30/2006	30/360	10,471,913.42	6.00000000	52,359.57	0.00	0.00	0.00	0.00	52,359.57	0.00
M-2	09/01/2006	09/30/2006	30/360	3,221,912.92	6.00000000	16,109.56	0.00	0.00	0.00	0.00	16,109.56	0.00
M-3	09/01/2006	09/30/2006	30/360	2,416,434.69	6.00000000	12,082.17	0.00	0.00	0.00	0.00	12,082.17	0.00
B-1	09/01/2006	09/30/2006	30/360	1,610,956.46	6.00000000	8,054.78	0.00	0.00	0.00	0.00	8,054.78	0.00
B-2	09/01/2006	09/30/2006	30/360	1,288,804.96	6.00000000	6,444.02	0.00	0.00	0.00	0.00	6,444.02	0.00
B-3	09/01/2006	09/30/2006	30/360	1,127,748.00	6.00000000	5,638.74	0.00	0.00	0.00	0.00	5,638.74	0.00
Deal Totals				**287,184,991.42**		**1,548,379.27**	**0.00**	**0.00**	**0.00**	**0.00**	**1,548,379.27**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.33000000	A-5, A-6, A-8, A-9

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	4,153.14	4,153.14	0.00	0	0.00	65,149.94	12,215.82	73,915.23	862.87	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,399	323,843,583.63	1,267	289,837,348.95	178	33,580.50	21	5,977,786.26	0	0.00	0	0.00	1,246	283,634,612.10

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.74764071	6.74076996	347.63	347.63	6.41068233	6.40495588	6.41068233	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	22.25%	17.26%	16.21%		15.55%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,204	271,816,932.90	0	0.00	0	0.00	0	0.00	0.00	1,204	271,816,932.90
30 days	27	6,995,689.46	0	0.00	0	0.00	0	0.00	0.00	27	6,995,689.46
60 days	5	970,993.54	0	0.00	0	0.00	0	0.00	0.00	5	970,993.54
90 days	1	129,600.00	0	0.00	0	0.00	0	0.00	0.00	1	129,600.00
120 days	1	257,527.16	0	0.00	0	0.00	0	0.00	0.00	1	257,527.16
150 days	0	0.00	0	0.00	2	1,003,138.96	0	0.00	0.00	2	1,003,138.96
180 days	0	0.00	0	0.00	3	1,270,382.17	0	0.00	0.00	3	1,270,382.17
181+ days	0	0.00	0	0.00	2	1,070,596.02	1	119,751.89	120,411.64	3	1,190,347.91
Total	1,238	280,170,743.06	0	0.00	7	3,344,117.15	1	119,751.89	120,411.64	1,246	283,634,612.10
Current	96.63%	95.83%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.63%	95.83%
30 days	2.17%	2.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.17%	2.47%
60 days	0.40%	0.34%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.40%	0.34%
90 days	0.08%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.05%
120 days	0.08%	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.09%
150 days	0.00%	0.00%	0.00%	0.00%	0.16%	0.35%	0.00%	0.00%	0.00%	0.16%	0.35%
180 days	0.00%	0.00%	0.00%	0.00%	0.24%	0.45%	0.00%	0.00%	0.00%	0.24%	0.45%
181+ days	0.00%	0.00%	0.00%	0.00%	0.16%	0.38%	0.08%	0.04%	0.04%	0.24%	0.42%
Total	99.36%	98.78%	0.00%	0.00%	0.56%	1.18%	0.08%	0.04%	0.04%	100.00%	100.00%

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

GMAC RFC

11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
1 Month	27	6,995,689.46	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.17%	2.47%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	5	970,993.54	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.40%	0.34%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	1	129,600.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.08%	0.05%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	1	257,527.16	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.08%	0.09%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	2	1,003,138.96	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.16%	0.35%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	3	1,270,382.17	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.24%	0.45%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	2	545,138.72	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.16%	0.19%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	1	645,209.19	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.08%	0.23%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Deal Totals	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.98787504%	100.00000000%

	Ending Percentage
M-1	3.72438644%
M-2	1.14588885%
M-3	0.85941664%
Class M Total:	5.72969193%
B-1	0.57294442%
B-2	0.45836969%
B-3	0.40108901%
Class B Total:	1.43240312%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	7,759,178.84
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	5,016.01
Total Deposits	7,764,194.85

Uses of Funds	Amount
Transfer to Certificate Account	7,751,116.14
Reimbursed Advances and Expenses	862.87
Master Servicing Compensation	12,215.82
Derivative Payment	N/A
Total Withdrawals	7,764,194.83
Ending Balance	0.00